SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Code of Conduct

Dear GOL employee

During the recent years, our company has achieved a sound reputation with the expansion of our fleet and has become one of the airlines that grew faster in the world.

This outstanding position has been possible due to the way we have been working, in alignment with values that are essential for GOL: Safety, Intelligence, Lowest-cost and Serving. Our corporate culture and the manner how we act regarding Serving have resulted in our being accessible, close, kind and always showing a smile on our faces. In understanding that GOL must be the best Airline to travel in – as well as to work for and invest in – since the moment the Customer wishes or needs to fly, up to when he/she is at the airport, on board, and arrives to his/her destination regularly, efficiently and on time.

In the same manner as GOL is warm, close and democratic in its relation with its Customers, we stimulate the same attitude among our employees.

In order to make this attitude even more present in our daily activities, we herein present our Code of Conduct. This material has been prepared for the purpose of explaining and emphasizing the principles based on which the Company has built its employee-employer relationship.

It is the duty of each member of the Eagles Team and, mainly, of the area heads, to ensure the compliance with this Code, and to disclose it to his/her fellow employees and teams. It is also important to report behaviors that are not in compliance with the guidelines described on the next pages.

We hope this Code of Conduct shall strengthen even more our corporate culture of respect for people, assure ethical behaviors that are adequate to the workplace, and stimulate our employees to enforce these same principles in their private life, thus contributing to build a more ethical and responsible society.

Together, we build our GOL way to be.

PERSONAL APPEARANCE

Some basic rules must be complied with by our Eagles Team upon presenting themselves publicly, either with respect to fellow employees, Customers or other publics:

  To be well-dressed and clean (duly cut hair, trimmed fingernails, shaved beard, and proper make-up), according to the Personal Presentation Manual.

  Follow the Company’s Standards as to wearing uniform.

  Use the full uniform kit, without loss of characterization of the uniform composition, as well as accessories provided by GOL (strings, handbags, shoes, caps, etc.)

  If the employee exercises an activity that requires use of Individual Protection Equipment (EPI), he/she will mandatorily use the same, keeping it always in serviceable condition, pursuant to the Internal Safety Rules.

  Wear the badge in a visible place during working hours and show it to his/her supervisor and security staff, as requested.

  The badge must be in perfect condition. In case of any damage, the Company makes a channel available for the employee to request a substitution, including in situations of loss/miscarriage, theft/robbery. It is not permitted to reproduce copies of the badge or to plasticize it.

  In order to ensure security, the badge must be worn individually by each employee to have access to the workplace. The employee is not authorized to use his/her badge for allowing another employee or a third party to enter the company’s premises.

  Use only the badge strings supplied by GOL, and keep them clean and in perfect condition of use.

  In order to ensure Operational Safety, only accessories provided by the Company shall be permitted to be used.

  In the performance of duties not requiring the use of uniform, the staff must be dressed in accordance with the corporate environment. Short-cut blouses, halter blouses and dresses, and strapless dresses, low-riding trousers, tight , transparent, low-cut or slitting clothing, bermudas, shorts, tanks, slippers, flip flop sandals and other clothes which may adversely affect the professional image and employee’s safety should not be used.

  Carrying all the equipment and tools provided by the Company for the performance of the job is the employee’s responsibility.

ATTITUDE

For the work relation to be harmonic and pleasant, all the employees are committed to:

  Courteously and respectfully treat Customers, employees, third parties, subordinates and area heads, either personally, or by phone, e-mail or other communication channels.

  Act in a safe, kind and simple manner, adopting an attitude that is aligned with our Serving Value.

  Respect the others employees’ space inside shared areas, adjusting the voice volume, vocabulary and conversation subjects to the corporate environment.

  Respect the company’s hierarchy and its decisions.

  Always exercise a constructive feedback at all levels.

  Avoid attitudes that do not contribute to a sustainable work environment, such as discrediting or humiliating others employees, subordinates, authorities or Customers with offensive jokes, insulting or degrading insinuations.

  In order not to injury other people’s dignity or be disrespectful to human rights, discriminating actions and prejudice due to social condition, gender, ethnic origin, race or color, religion, age, sexual orientation, origin region, physical or mental disability, marital status, permanent or temporary physical disabilities, philosophical or political thoughts shall not be permitted.

  Upon being addressed by passengers, all the employees, whether wearing a badge or not, have the duty to provide assistance to the Customer or to refer him/her to the adequate place. Such behavior must be adopted even though after working hours, in trips at the company’s service or in other situations.

  In case the employee feels harassed, he/she must refer this to his/her supervisor or report the event through the Ethics Channel.

  Selling goods at the workplace is not permitted, in order to avoid embarrassment to the others employees and waste of useful time.

  In accordance with our Code of Ethics, the top management may not appoint relatives or persons with whom they have affective bonds for positions in the Company, even though these positions have not direct relation with the top management. GOL acknowledges that situations like this already exist; however, it has defined that such practice will not be permitted any longer.

  In case of doubts as to the rules referring to hiring of relatives, the employee may refer to the Company’s policy or to his/her supervisor.

  Expressly prohibited actions:
  Physically hit any person, whether a Customer, other employee, subordinate, authority or manager.
  Use work tools, structure and physical facilities of the Company to perform any unlawful act.
  Violate other employees’ privacy.
  Use the e-mail to advertise products, services or any activity of a personal interest, to the benefit of the own employee, other persons or organizations.
  Send or retransmit chain messages.

  Allow third parties to have access to the Company’s services without the due approval.

  Sign documents on behalf of third parties, where personal signing is mandatory.

  Use the company’s e-mail or groups of e-mail (GR) to send polemic messages or provocations to the employees, subordinates and area heads. The Ethics Channel of the company is available for reporting any kind of violation.

WORKING HOURS

Working hours are the time during which the employee is available to the employer.

Therefore, all employees must:

  Comply to the working hours stipulated in the collective convention of their labor category.

  Immediately inform their supervisor in case of absence.

  Be aware that absence from work without justification for more than 30 consecutive days is deemed as leaving the job.

  Inform their supervisor about any absence from their job, whether temporarily or permanently.

  If the employee wishes to change his/her work schedule, he/she must request prior authorization from the supervisor.

  Direct supervisor’s responsibilities:
  In case of consecutive absences, contact the employee in order to ask the reason for his/her absences and immediately inform the Human Rights Department (“HR”).
  Notify HR by CSC at each 10 days of absence of the employee.
  Prepare and check the daily work schedule, ensuring the compliance with the planned schedule.
  As set forth in the Collective Labor Agreement of the Aviation Employees, the work schedule must be informed to the employees within the due time.

  As set forth in the Collective Labor Agreement of the Airplane Employees, the crew members service schedule must be available on an easily accessible place, in such advance as provided for in Law 7.183/84.

COMPLIANCE TO THE WORKING HOURS

The employee must comply with the working hours previously determined in the work schedule or by his/her supervisor, by punching-in the login and logout clocks as duly established. For such purpose:

  No failure to comply with the working hours or scheduled training sessions without justification shall be accepted.

  It is the employee’s responsibility to check the work schedule and training locations, as well as to record his/her work hours using the login and logout clocks.

  It is the supervisor’s duty to provide the regular approval for the punch-in bonus under the punch-in system.

  Punching-in shall be made only by employee him/herself, such responsibility being extended only to the supervisor responsible for the approval.

  The employee shall use the punch-in system available on the Corporate Portal, via Online HR, only to justify absences and follow-up faithful punch-in.

  It is not permitted for another crew member to show up in the place of a fellow employee to undertake the flight.

PERFORMANCE OF THE JOB

In order to perfectly and attentively perform the job, within the pre-established times, the employee is required to:

  Perform all the required activities, provided that they are within the Company’s Safety
  Rules.

  Correctly perform his/her duties, avoiding to retain documents, invoices, receipts, payment slips or other documents which may endanger the good performance of the activity.

  Correctly use the properties and materials made available to him/her, keeping them in perfect maintenance and cleaning condition. Avoid losses, waste as well as excessive storage of materials and equipment.

  Inform his/her supervisor of any irregularity found out in the properties made available to him/her for doing his/her work.

  Be aware that upon finding that any company’s property is missing or has been stolen, such fact must be immediately reported, under penalty of the employee bearing the consequent losses in case of negligence.

  In case of embezzlement of amounts, to be aware that he/she will be demanded to indemnify the Company.

  Strictly follow the Codes, Manuals, rules and procedures provided by GOL.

  Strictly comply with laws, rules and procedures provided by the countries with which we operate.

  Appear at meetings, training sessions or calls made by the Company.

  Logbook and RTA:

  The Logbook and the RTA (Aircraft Technical Report) must be filled-out correctly, in order to avoid losses to the company.

  Expressly prohibited actions:

  Cause losses to the company due to fraud.

  Deliberately place the Operational Safety of the company at risk.

  Unduly, or without authorization, access areas restricted by the Company, as described in rules, procedures or work instructions.

  Use cell phone in areas where such use is prohibited.

  Fail to become aware (by knowledge and signature) of the statements of knowledge, manuals and information releases within the deadlines stipulated by the Company.

BEHAVIOR IN TRAFFIC

  In case of imposition of any penalty by a traffic authority on GOL vehicles, the employee conducting the vehicle shall bear the expenses.

  The employee shall always act in such manner as not to endanger his/her own safety or that of his/her companions. The Company’s drivers shall always drive on a defensive manner.

  In case of accident due to fault, the employee against whom an adverse judgment is rendered shall bear the losses arising out of the accident.

  It is forbidden for any employee, either holding a valid driver license or not, to drive a GOL vehicle without prior authorization.

AIR TRAFFIC PENALTIES

  The situation of any Aviation employee who commits an infraction that gives rise to the imposition of a fine shall be individually assessed, in accordance with the infraction notice issued by the Air Traffic authority, whether such infraction is voluntary or involuntary, with the necessary actions being applied pursuant to the violation committed.

PROPERTY SECURITY

In order to ensure security for the employees, third parties and visitors at the company’s premises, as well as for the Company’s property, some rules must be complied with:

  It is expressly forbidden for each employee, inside GOL’s premises, to carry or use any weapon or object in the nature of a weapon which may cause any kind of injury.

  Whoever is aware of the existence of another employee carrying or using any weapon or object in the nature of a weapon shall immediately report this fact to his/her supervisor or the person in charge for Property Security.

  It is the duty of all employees to comply with the legal provisions set forth in Law 9.437/97, which provides for conditions for the firearm registration and license, defines crimes and sets forth other provisions.

  It is expressly prohibited to enter the company carrying liquors and illicit drugs.

  The maximum speed limit inside the company s premises and parking lots is 10 km/h. All traffic signals, as well as the Security s instructions, must be followed.

  Any person driving a car must park it only in the permitted places and use only one parking space.

  Upon finding objects that may have been forgotten/lost by other employees or visitors within the Company s premises, the employee shall be required to deliver them to
  Property Security.

CONFIDENTIALITY

  During or after the term of his/her employment, the employee shall not be authorized to create any profile in social networks using the Company s name, nor to publicly disclose or reveal GOL s or third parties information without due authorization from the Company.

  All the employees shall be required to behave in a discreet and professionally ethical manner as far as it refers to GOL s m atters, works and information.

  The employee is fully responsible for his/her personal passwords for access to the systems, being directly and personally accountable for all the actions that may occur as a result of such use.

  It is prohibited for third pa rties to open or violate nominal mail and the Company s documents. Only the employee who is actively working, or the authorized department CEDOC (Documentation and Memory Center) shall be authorized to do it.

  It is the duty of any employee to use GOL s resources and systems in a reasonable manner and only for professional activities.

  The employee must use the corporate systems and other information technology resources only for professional activities, always respecting the Company s interests and value s. It is not permitted to use GOL s systems to his/her own or third parties benefit, nor to use customers financial information without their authorization.

  Remind: a pleasant working environment is essential. In order to assure it, it is not permitted to offend, expose, discredit or make improper comments on the Company,

  employees and third parties, nor to disclose pictures that may affect the flight security or GOL’s image via social networks, corporate tools or any other means of communication.

INFORMATION PRIVACY AND

SECURITY GUIDELINES

Information to target publics:

Only those areas directly accountable for specific publics are authorized to make the

Company’s information available to these publics, such as:

  Only Communication may send or authorize information to be sent to the press.

  Only the Legal department may send or authorize information to be sent to the
  Judiciary and to the Public Prosecutor’s Office.

  Only HR may supply, send or authorize information to be sent with respect to the employees, former employees, etc.

TRAVEL BENEFIT

  The Travel Benefit shall be consciously used. It may not be sold or marketed (by way of bonus, exchange of favors, etc.), pursuant to the regulatory document governing Travel Benefit, available from the Travel Portal.

  Transmission or undue use of passwords are not permitted.

  It is the employee’s obligation to instruct his/her dependents and beneficiaries about all the rules set out by the Company for using the Travel Benefit.

  The employee shall be accountable for any problem related to bad behavior or financial loss caused by beneficiaries during the period of use of the Travel Benefit.

  It is not permitted to use the badge during private, vacation or honeymoon trips.

  The employee is required to be careful about his/her attitude and behavior while using the Travel Benefit.

  In case of doubt as for the rules and regulations governing the Travel Benefit, the employee may refer to the Company’s policy or to his/her supervisor.

OCCUPATIONAL HEALTH

The main focus of Occupational Health is prevention. Therefore, it is important for the employee to be submitted to periodic medical examinations, which may be annually or twice a year.

Medical certificate

Upon presenting any medical certificate, the employee shall be required to immediately contact his/her supervisor and send the scanned document within 48 hours from the issuance thereof, as follows:

  Head Office Employees: send to e-mail gr-atestados@golnaweb.com.br

  Base Employees: send to the Local Outpost e-mail.

Crew Members: on the first day of validity of the medical certificate, it is necessary to contact the Company by phone, at 11 5098-7777, in order to make an appointment. In case the employee is unable to make the contact, he/she may appear directly at the Occupational Health Department from 8 to 9:30 a.m., from Monday to Friday.

The original certificate must be immediately delivered upon the employee’s return to work (in case of leave, the first actual day of work is considered). It must contain the stamp and signature of the medical doctor who issued it and the Justification Report for Medical Leave manually filled out by the employee him/herself.

Medical certificates for companions

  Medical certificates for companions shall be accepted only when the employee is accompanying his/her minor children, spouse or elder parents.

  Medical certificates for companions shall be granted one day per month or for some hours.

  In cases of patient companion at hospital , as determined by the Children and Youth Bylaws, no child or minor child may be unaccompanied while admitted to a hospital.
  However, a hospital authorization is required for such to occur. The name of the person who was authorized to be the patient companion must also be informed.

Return to work

  For employees on a sick leave granted by the Social Security Institute for a period of more than 30 days or after a maternity leave, the medical examination for return to work shall be mandatorily on the first business day after the date on which the benefit ceases and before the return to work. The examination shall be made by the company’s occupational health physician and/or by accredited medical doctors.

  On the medical examination date, the employee shall deliver a copy of the decision report issued by the Social Security Institute and the progress report prepared by the specialist doctor.

  Maternity leave

  The maternity leave certificate must be sent to the Occupational Health as soon as possible. The medical examination for return to work must be made on the first business day following the date of termination of the benefit.

  It is prohibited for the employee to start a vacation period before being submitted to the medical examination for return to work and be deemed to be able.

Periodic examination

  It is the employee’s obligation to be submitted to the medical examination whenever called.

  In case of doubt as for the rules and regulations governing Occupational Health, the employee may refer to the Company’s policy or to his/her supervisor.

PPSP – Programs for Prevention of Undue Use of Psychoactive Substances in Civil Aviation The employee must follow the determination provided for in RBAC-120, entitled Program for Prevention of Undue Use of Psychoactive Substances in Civil Aviation (PPSP). This regulation applies to any employee who performs an Activity Involving Operational Security Risk (ARSO). The evaluation by the ETSP (Toxicological Examination of Psychoactive Substances), as provided for in the RBAC-120, shall be made in the pre-hiring medical examinations to be admitted in the Company.

The employee is required to attend the training sessions provided by GOL through e-learning, in order to become aware of the importance of the program.

The PPSP shall be fulfilled in compliance with the medical ethic and professional secrecy principles, pursuant to all the regulations set forth by ANAC and by the Federal Medicine Board.

LABOR SAFETY

  The employee shall ensure his/her own and his/her fellow employees’ safety.

  Any situation that may endanger the regular performance of the activities and place people’s safety at risk must be immediately notified to the direct supervisor and to
  Labor Safety.

  Occupational accident

  Any and all event must be notified to the direct supervisor, due to mandatory procedures required to be complied with within 24 hours.

  In case the event occurs inside the Company, the employee must immediately refer to Labor Safety and, in case of an injury, he/she shall be instructed to seek adequate medical assistance.

  In case of an accident occurred during a flight, the same shall be reported in the Logbook. At the end of the journey, the above mentioned guidelines shall be followed, in case his/her functions have not been interrupted by reason of the accident.

  For occurrences in the way back to home, it is necessary to notify the direct supervisor and Labor Safety responsible for the relevant location.

  In case of injury, request immediate medical assistance, according to the assistance rules regarding traffic accidents.

  Upon the occurrence of an accident with victims, the Police Report is prepared by the authority in the place where assistance is provided to the occurrence. In case of an accident without victims, the report must be prepared at the police precinct.

  In case the employee is unable to report the occurrence, a family member shall be required to contact the police authority within the required time.

  In case of doubt as to the Labor Safety rules and regulations, the employee may refer to the Company’s policy or to his/her direct supervisor.

TRIPS AT COMPANY SERVICE

  Expenses incurred during a trip at company service will be reimbursable against presentation of receipts, as provided for in GOL’s policy.

  Personal badges should not be used during trips at company service.

  In case of doubts as to the rules and regulations governing trips at company service, as well as in relation to expenses reimbursable by the company, the employee may refer to GOL’s policy or to his/her direct supervisor before starting the trip.

COMPLIANCE WITH THE CODE OF

CONDUCT

RESPONSIBILITIES AND ACTIONS

Due to the dynamic nature of the business environment, situations may arise which are not described in this Code. In this case, questions and suggestions must be sent to the Ethics

Committee, which will seek to obtain the company’s professional position regarding the case.

Where relevant, these issues will be sent to HR, which will prepare addenda to be annexed to this Code.

  It is the duty of the head of the area to set the example, acting in accordance with the rules described in the Code of Conduct, as well as ensuring that all employees in his/her Team are aware of the contents of this Code and abide by the guidelines hereof.

  It is the employee’s responsibility to read the Code of Conduct, follow its rules and report improper behaviors to the area heads or the Ethics Committee.

  It is the responsibility of all the employees to understand and comply with the Code of Conduct, the Disciplinary Regulation and the Code of Ethics, seeking clarification about the rules, procedures and regulations available from the Portal.

  Violations of this Code or of any other procedures, guidelines or policies of the Company may result in application of disciplinary and legal actions on any and all employees, regardless of their hierarchic level.

Disciplinary regulation

Miscellaneous

The disciplinary actions provided for in this regulation are described as follows:

Light – Written warning

Medium – One-day suspension

Serious – Two-day suspension

Very Serious – Dismissal for cause

The application of the disciplinary actions follows a logic grading sequence. In the event of recurrence, the next action is applied, in accordance with the provisions in the Table of Recurrent Action Classification, available from this document.

The following principles shall be fulfilled:

Immediate: immediate application of the disciplinary action, under risk of tacit forgiveness

Seriousness: in order not to typify abuse of managing power.

Proportionality: the disciplinary actions shall be proportional to the misconduct.

Procedure

  Any application of a disciplinary action shall be made in writing, except for verbal warning.

  The sanctions, including verbal warning, shall be written-down in the employee’s functional record.

  The disciplinary actions shall be applied in a gradual range, from the most light to the most serious, according to the recurrence of the misconduct.

  In case of recurrence of the same misconduct, the disciplinary action is aggravated, with application of the immediately higher sanction.

  In case the employee’s fault is not clearly described in the Table of Disciplinary Action Application, the most serious sanction may be applied to the employee, without requirement of compliance with the grading system provided for in the Table of Recurrent Action Classification.

  In case of occurrence of a misconduct classified as very serious, administrative proceedings may be filed in the company:

  è The administrative proceedings start with the immediate removal from work of the employee suspected of having committed the fault, who will be prohibited from punching-in the work clock on the next day following the occurrence.

  è The term for conclusion of the administrative proceedings is 15 days.

  è The employee receives a letter notifying his/her removal from work for the period during which the proceedings are being heard.

  è The letter shall be written in two copies, which must be signed by the employee. One copy is kept by the company and the other by the employee.

  è    The administrative proceedings must provide actual and proven facts by means of documentary and testimonial evidence.

  è  The administrative proceedings shall be seen and signed in all its pages by the person charged and by the witnesses.

  è  Upon the conclusion of the proceedings, and based on the final opinion prepared, a penalty of dismissal for cause may be applied. If the employee’s fault is not proven, he/she shall receive    the remuneration for the days during which he was removed from work.

  è The Company may, at any time, exercise the right to dismiss the employee without cause. In this case, it shall pay all the amounts to which the employee is entitled as severance pay, in compliance with the law.

  Trial procedure

  In the event the fault is committed by flight crew members (technical and commercial), a specific meeting shall be held in order to review the facts.

  The trial shall be conducted by the CID – Disciplinary Instruction Council - , with mandatory participation of Vice-Presidents, Executive Officers, direct Supervisors and other participants as may be called.

    The final decision shall be rendered by consensual agreement among the involved parties. In case an agreement is not reached, the Human Resources and Internal Audit and Compliance offices shall be called for settlement of the case.

    The penalty is applied only after the parties in charge of hearing the case decide who is/are responsible for the fault and the respective penalty.

  Application

    The application of the penalty is incumbent on the direct supervisor of the administrative unit in which the employee works, as described in this regulation.

    The application of the penalty must be notified in writing, except for verbal warning. It is necessary to fill out the Application of Disciplinary Action document, which must be signed by the person in charge for the administrative unit and for the employee.

    In case the employee refuses to sign the document, it shall be signed by two witnesses.

  Filing

    The Application of Disciplinary Action document shall be prepared, at least, in two copies.

    One of them is delivered to the employee and the other is sent to HR in order to be filed with the employee’s record.

  Periodicity

    The effects of the misconduct terminate one year after the fault. Thus, it is possible to rehabilitate the employee.

  Effective Term

    This regulation shall become effective as of the date of publication for the Company.

  DISCIPLINARY ACTION CLASSIFICATION TABLE

L = Light M= Medium GR = Serious GV= Very Serious

1. Personal Presentation

	L	M	GR	GV
Personal presentation not in compliance with the Company's instructions	■			
Failure to wear the correct uniform composition		■		
Lack of diligence with the uniform and/or EPI	■			
Failure to use the EPI (Individual Protection Equipment)			■	
Failure to wear or undue wearing of the Badge		■		
Failure to carry the required tools/equipment necessary for performing the job	■			

2. Attitude

	L	M	GR	GV
Bad assistance		■		
Disrespect to hierarchy (indiscipline or insubordination)			■	
Offense/Contempt			■	
Physical assault				■
Moral/sexual harassment				■
Signing of documents on behalf of third parties				■
Use of the Company's work tools/structure/physical facilities for the performance of an unlawful act				■

L = Light M= Medium GR = Serious GV= Very Serious

7. Air Traffic Penalties

	L	M	GR	GV
Air traffic penalties (*)				

(*) Each situation shall be individually reviewed.

8. Property Safety

	L	M	GR	GV
Firearm license				■

  ANNEX I

  a)FUNCTIONAL HISTORY

GOL
Linhas aéreas inteligentes

HISTÓRICO FUNCIONAL

UNIDADE ADMINISTRATIVA:

Nome: | **C.I.F:**

Data:	**Ocorrências:**	**Ação:**

EXEMPLO

  ANNEX II

  b) APPLICATION OF DISCIPLINARY ACTION FORM

  SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: August 12, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

  FORWARD-LOOKING STATEMENTS

  This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.